Page 1 of 5 pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ZANETT, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

98906R109
(CUSIP Number)

Claudio M. Guazzoni
Chief Executive Officer
c/o Zanett, Inc.
635 Madison Avenue, 15th Floor
New York, NY  10022
(646) 582-1800

With a copy to:

Stephen Burdumy, Esq.
Drinker Biddle & Reath LLP
18th and Cherry Streets
Philadelphia, Pennsylvania 19103-6996
(215) 988-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98906R109		13D

1.	Names of Reporting Person
Claudio M. Guazzoni

2.	Check the Appropriate Box if a Member of a Group (a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO SC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,109,204 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,109,204 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,109,204 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 25.6%

14.	Type of Reporting Person IN

This Amendment No. 2 to Schedule 13D amends the information relating to Reporting Person Claudio M. Guazzoni, as filed in the original Schedule 13D on February 15, 2001 (the “Original Schedule 13D”), as amended by the first amendment to Schedule 13D, filed February 20, 2007 (“Amendment No. 1”).  The Original Schedule 13D was a joint filing that included information for Mr. Claudio Guazzoni, and also for Reporting Person David M. McCarthy.  The Amendments set forth below are intended only to amend the information of Mr. Claudio Guazzoni.  Mr. Claudio Guazzoni makes no representations regarding, and takes no responsibility for, any amendments which may be necessary to Mr. McCarthy’s information contained in the Original Schedule 13D.

Item 1.                         Security and Issuer.

Item 1 of the Original Schedule 13D, as amended by Amendment No. 1 and as it pertains to Mr. Claudio Guazzoni, is hereby amended and restated as follows:

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.001 par value (the “Shares”), of Zanett, Inc., a Delaware corporation (the “Company”), with its principal place of business at 635 Madison Avenue, 15th Floor, New York, NY  10022.

Item 2.                          Identity and Background.

Item 2 of the Original Schedule 13D, as amended by Amendment No. 1 and as it pertains to Mr. Claudio Guazzoni, is hereby amended and restated as follows:

The Reporting Person is a United States citizen and has a business address of 635 Madison Avenue, 15th Floor, New York, NY  10022.  The Reporting Person’s principal occupation is Chief Executive Officer of the Company.  The Reporting Person also serves as a director of the Company.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D, as amended by Amendment No. 1 and as it pertains to Mr. Claudio Guazzoni, is hereby amended and restated as follows:

On July 6, 2006, the Reporting Person was granted by proxy (the “Proxy”) the power and authority to vote all of the Shares owned by Mr. Bruno Guazzoni on his behalf.  On December 31, 2008, the Proxy expired, and the Reporting Person is no longer deemed to be the beneficial owner of Mr.
Bruno Guazzoni’s Shares.

On November 11, 2008, the Reporting Person was granted 160,000 Shares for his performance as an officer and director of the Company, which Shares are subject to certain restrictions on transfer.

Item 4.                          Purpose of Transaction.

Item 4 of the Original Schedule 13D, as amended by Amendment No. 1 and as it pertains to Mr. Claudio Guazzoni, is hereby amended and restated as follows:

The Proxy, as described in Item 3 above, expired on December 31, 2008.

With regard to the grant of Shares from the Company, the Reporting Person acquired the Shares for investment.  The Reporting Person does not currently have any plan or intention to acquire additional securities of the Company.  Depending on the market conditions for the Shares, and other considerations, the Reporting Person may purchase and/or dispose of Shares from time to time.

To the knowledge of the Reporting Person, he has no plans or proposals that relate to or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5.                          Interest in Securities of the Company.

Item 5 of the Original Schedule 13D, as amended by Amendment No. 1 and as it pertains to Mr. Claudio Guazzoni, is hereby amended and restated as follows:

(a) and (b)                      Based upon information provided by the Company in its Form 10-K filed with the Commission on March 31, 2009, the number of Shares outstanding on March 26, 2009 was 8,225,175.  As of the date of this Amendment No. 2, the Reporting Person may be deemed to have beneficial ownership of, and the power to vote, 2,109,204 Shares, or 25.6% of the 8,225,175 outstanding Shares.  The Reporting Person retains the sole power to vote 2,109,204 Shares, and the sole power to dispose of 2,109,204 Shares.

(c)           No transactions in the Company’s Shares of common stock were made in the past 60 days by the Reporting Person.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D, as amended by Amendment No. 1 and as it pertains to Mr. Claudio Guazzoni, is hereby amended and restated as follows:

The Proxy, referenced in Item 3 above, expired on December 31, 2008.

Except as set forth in this Amendment No. 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company.

Item 7.                          Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2009	By:	/s/ Claudio M. Guazzoni
Name: Claudio M. Guazzoni